December 29, 2005

VIA FACSIMILE & EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
USA 20549-7010

Attention: Karl Hiller, Branch Chief
                    Division of Corporation Finance

Dear Mr. Hiller:

Re: Berkley Resources Inc. (the "Registrant")
File No. 0-018939

We are writing pursuant to your letter dated December 15, 2005 addressed to Mr. Matt Wayrynen, the President, Chief Executive Officer and a director of the Registrant which letter comments on the Form 20-F of the Registrant for the fiscal year ended December 31, 2004. Pursuant to our voicemail message to you and to Mark Wojciechowski and a conversation with Barry Stem we hereby, on behalf of the Registrant, request an extension of the time to respond to your comments. We have been advised by the Registrant that they should be in a position to respond by the end of January, 2006 as the holiday season and the absence of staff and professional advisers has delayed their ability to compile the necessary information needed to adequately respond to such comments. In the event that the Registrant cannot meet this revised deadline, such matter will be discussed with your office at the earliest possible opportunity.

The Registrant wishes to thank you for your cooperation with relation to the foregoing matter. Should you have any questions with relation to the foregoing, please feel free to contact the undersigned at (604) 692-3023.

Yours truly,

SANGRA MOLLER LLP

Per: /s/ Stewart L. Muglich
Stewart L. Muglich

SLM/nc

cc: Berkley Resources Inc.
Attn: Connie Lillico, Corporate Secretary